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[BE LOGO] Semiconductor Industries
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                                                                    EXHIBIT 99.1

                                      FOR :    BE SEMICONDUCTOR INDUSTRIES N.V.
                                               Marconilaan 4
                                               5151 DR Drunen
                                               The Netherlands



                BE SEMICONDUCTOR INDUSTRIES REPORTS THIRD QUARTER 2002 RESULTS
        * Net Sales of EURO 22.4 million, up 17% from previous quarter *
         * Net Loss of EURO 1.7 million, improvement of 21% compared to previous quarter *
              * Book-to-Bill ratio for the third quarter of 0.95 *


Drunen, The Netherlands, October 24, 2002 - BE Semiconductor Industries N.V. ("BE Semiconductor" or "the Company") (NASDAQ: BESI; Amsterdam Stock Exchange:
BESI; Frankfurt Stock Exchange: BSI) today announced financial results for its third quarter of 2002.

Net sales for the third quarter of 2002 were EURO 22.4 million, an increase of 16.7% from EURO 19.2 million for the Second quarter of 2002 and a decrease of 28.9% from EURO 31.5 million for the third quarter of 2001. Net loss for the thIRd quarter of 2002 was EURO 1.7 million, or EURO 0.05 per share versus a net loss of EURO 2.1 million, or 0.07 per SHare, for the second quarter of 2002 and a net loss of EURO 2.8 million, or EURO 0.09 per share, for the third quarter of 2001.

Net bookings for the quarter ended September 30, 2002 were EURO 21.2 million, a decrease of 21.8% compared to EURO 27.1 million for the second quarter of 2002. Backlog decreased by 2.6% to EURO 44.9 million at September 30, 2002 from EURO
46.1 million at June 30, 2002 and increased by 23.0% as compared to December 31, 2001. The book-to-bill ratio stood at 0.95 in the third quarter of 2002, compared to 0.14 in the third quarter of 2001 and 1.41 in the second quarter of 2002.

The Company's gross margin was 32.9 % for the third quarter of 2002, compared to 31.2% in the second quarter of 2002 and 36.9% in the third quarter of 2001. The increase in gross margin for the third quarter of 2002 as compared to the second quarter was due to the increase in net sales and the effect of restructuring efforts undertaken in prior periods.

For the nine months ended September 30, 2002, net sales were EURO 56.0 million compared to net sales for the nine months ended September 30, 2001 of EURO
131.1 million. Net loss for the nine months ended September 30, 2002 was EURO
7.8 million, or EURO 0.25 per share, compared to a net loss of EURO 3.5 million, or EURO 0.11 per share, for the nine months ended September 30, 2001.


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Richard W. Blickman, President and Chief Executive Officer of the Company,
commented, "Our net sales increased by 17% as compared to the second quarter of 2002, which resulted in a net result improvement of EURO 0.4 million compared to the second quarter of 2002. In the third quarter of 2002, we relocated our flip chip die attach operations from New Jersey to New Hampshire in the United States, and consolidated our die sorting business into a single business unit, called Die Handling Systems. We recorded a one-time charge for this relocation of EURO 0.4 million. As expected, bookings for the third quarter of 2002 were down by 21.8% as compared to the second quarter of 2002. Current economic uncertainties make forecasting results for future periods extremely difficult, but we believe that our latest product generations and efforts to reduce operating costs leave us well positioned for any industry recovery."

RESIGNATION AS EXECUTIVE MEMBER OF THE MANAGEMENT BOARD AS PART OF RETIREMENT PLAN Effective October 23, 2002, Mr. Jorg Rischke resigned from his position as executive member of the Management Board and Chief Operating Officer of the Company in anticipation of his planned retirement in October 2003. Mr. Rischke will remain a member of BE Semiconductor's Management Board and Managing Director of Meco Equipment Engineers B.V. until his retirement in October 2003.

Mr. Rischke has served as Managing Director of Meco Equipment Engineers since 1988. He joined BE Semiconductor's Management Board in 1995 and became executive member of its Management Board on April 29, 1998.

The Supervisory Board and the Management Board of BE Semiconductor are very grateful to Mr. Rischke for his contribution to the success of BE Semiconductor.

STOCK REPURCHASE PROGRAM
On June 17, 2002, the Company announced that it intended the repurchase of up to 1,000,000 of the Company's ordinary shares from time to time. To date, the Company has repurchased 811,295 ordinary shares at an average price of EURO
5.53 PEr share under this repurchase program. The Company currently has 30,983,380 ordinary shares outstanding.

TERMINATION OF FRANKFURT STOCK EXCHANGE LISTING
On December 18, 2001, the Company decided that in light of the small trading volume of its shares on the Frankfurt Stock Exchange as compared to the Amsterdam Exchanges and the Nasdaq National Market and the cost of maintaining a listing on the Frankfurt Stock Exchange, it would be in the best interest of the Company and its shareholders to terminate the Company's listing on the Frankfurt Stock Exchange. The Company's application of delist its shares has been approved by the Frankfurt Stock Exchange and accordingly, trading of the Company's shares on the Frankfurt Stock Exchange will end on October 24, 2002.


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[BE LOGO] Semiconductor Industries
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BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements, which are found in various places throughout the press release. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in the Company's 2001 Annual Report on Form 20-F as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with a substantial foreign customer and supplier base and substantial foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in past and future filings and reports, including those with the United States Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

A CONFERENCE CALL TO DISCUSS THESE RESULTS WILL BE HELD TODAY AT 4:00 PM DUTCH TIME (3:00 PM LONDON TIME, 10:00 AM NY TIME). INTERESTED PARTICIPANTS MAY CALL
(31) 20 531 5871 FOR THE TELECONFERENCE.

CONTACTS:
Richard W. Blickman                             Cor te Hennepe
President & CEO                                 Director of Finance
BE Semiconductor Industries N.V.                BE Semiconductor Industries N.V.
Tel. (31) 416 384345                            Tel. (31) 416 384345






                               (tables to follow)


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[BE LOGO] Semiconductor Industries
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                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (Euro in thousands, except share and per share data)
                                   (unaudited)


============================================================================================================================
                                                                           THREE MONTHS                         NINE MONTHS
                                                                    ENDED SEPTEMBER 30,                 ENDED SEPTEMBER 30,
                                                          ------------------------------------------------------------------
                                                                     2001            2002               2001            2002
============================================================================================================================

Net sales                                                          31,463          22,413            131,106          56,043
Cost of sales                                                      19,849          15,044             80,824          39,278

                                                          ================================  ================================
Gross profit                                                       11,614           7,369             50,282          16,765

Selling, general and administrative expenses                        6,882           6,819             24,243          19,615
Research and development expenses                                   3,194           2,855             11,772           8,744
Restructuring charges                                               1,700             400              5,300             400
Amortization of intangible assets                                     966             644              2,893           1,950

                                                          --------------------------------  --------------------------------
Total operating expenses                                           12,742          10,718             44,208          30,709

Operating income (loss)                                            (1,128)         (3,349)             6,074         (13,944)
Interest income, net                                                1,118             837              3,305           2,620

                                                          --------------------------------  --------------------------------
Income (loss) before taxes and equity in
  loss of affiliated companies                                        (10)         (2,512)             9,379         (11,324)
Income taxes (benefit)                                                115            (858)             3,657          (3,511)
                                                          --------------------------------  --------------------------------
Income (loss) before equity in loss of
  affiliated companies                                               (125)         (1,654)             5,722          (7,813)

Equity in loss of affiliated companies                             (2,642)             --             (5,077)             --
Restructuring charges affiliated companies                             --              --             (4,125)             --
                                                          ------------------------------------------------------------------
Equity in loss of affiliated companies, net                        (2,642)             --             (9,202)             --

                                                          --------------------------------  --------------------------------
Net loss                                                           (2,767)         (1,654)            (3,480)         (7,813)
============================================================================================================================

Loss per share - basic and diluted                                  (0.09)          (0.05)             (0.11)          (0.25)

Weighted number of shares - basic                              31,794,675      31,330,660         31,794,675      31,638,304
Weighted number of shares - diluted                            31,794,675      31,330,660         31,794,675      31,638,304
============================================================================================================================

     The financial information has been prepared in accordance with US GAAP.




                                (table to follow)


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[BE LOGO] Semiconductor Industries
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


                           CONSOLIDATED BALANCE SHEETS
                               (Euro in thousands)

==================================================================================================================
                                                                     December 31, 2001          SEPTEMBER 30, 2002
                                                                                                       (unaudited)
-------------------------------------------------------------------------------------- ---------------------------
ASSETS

Cash and cash equivalents                                                      141,506                     114,288
Accounts receivable, net                                                        31,078                      33,672
Inventories                                                                     29,310                      33,870
Other current assets                                                             5,087                       9,003

                                                               ======================= ===========================
TOTAL CURRENT ASSETS                                                           206,981                     190,833

Property, plant and equipment                                                   28,466                      22,100
Goodwill                                                                        13,025                      18,267
Patents and trademarks                                                          18,705                      17,927
Other non-current assets                                                         4,709                       6,724

                                                               ----------------------- ---------------------------
TOTAL ASSETS                                                                   271,886                     255,851
                                                               ======================= ===========================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of long-term debt
 and capital leases                                                              1,648                       1,216
Accounts payable                                                                 5,520                      11,255
Other current liabilities                                                       22,692                      17,771

                                                               ----------------------- ---------------------------
TOTAL CURRENT LIABILITIES                                                       29,860                      30,242

Long-term debt and capital leases                                                9,040                       8,050
Other non-current liabilities                                                    4,684                       5,077

                                                               ----------------------- ---------------------------
TOTAL NON-CURRENT LIABILITIES                                                   13,724                      13,127

TOTAL SHAREHOLDERS' EQUITY                                                     228,302                     212,482

                                                               ----------------------- ---------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     271,886                     255,851
==================================================================================================================

     The financial information has been prepared in accordance with US GAAP.




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